SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 29977; File No. 812-13847]

Ares Capital Corporation et al.; Notice of Application

March 9, 2012

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of application for an order under section 6(c) of the Investment Company

Act of 1940 (the "Act") for an exemption from section 12(d)(3) of the Act.

Applicants: Ares Capital Corporation (the "Company"), Ares Capital Management LLC

("ACM") and Ivy Hill Asset Management, L.P. ("Ivy Hill").

Summary of Application: Applicants request an order ("Order") to permit the Company

to (a) continue to own (directly or indirectly) up to 100% of the outstanding equity

interests of Ivy Hill and (b) make additional investments in Ivy Hill, in each case,

following such time as Ivy Hill is required to become a registered investment adviser

under the Investment Advisers Act of 1940 ("Advisers Act").

Filing Dates: The application was filed on November 16, 2010, and amended on June 27,

2011, December 29, 2011, March 7, 2012, and March 9, 2012.

Hearing or Notification of Hearing: An order granting the requested relief will be issued

unless the Commission orders a hearing. Interested persons may request a hearing by

writing to the Commission's Secretary and serving applicants with a copy of the request,

personally or by mail. Hearing requests should be received by the Commission by 5:30

p.m. on March 29, 2012, and should be accompanied by proof of service on applicants, in

the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues

contested. Persons who wish to be notified of a hearing may request notification by

writing to the Commission's Secretary.

<u>Addresses</u>: Elizabeth M. Murphy, Secretary, U.S. Securities and Exchange Commission,

100 F Street, NE, Washington, DC, 20549-1090. Applicants, Ares Capital Corporation,

Ares Capital Management LLC and Ivy Hill Asset Management, L.P., 245 Park Avenue,

44th Floor, New York, NY 10167.

<u>For Further Information Contact</u>: Laura L. Solomon, Senior Counsel, at (202) 551-6915,

or Daniele Marchesani, Branch Chief, at (202) 551-6821 (Division of Investment

Management, Office of Investment Company Regulation).

<u>Supplementary Information</u>: The following is a summary of the application. The

complete application may be obtained via the Commission's website by searching for the

file number, or an applicant using the Company name box, at

http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

<u>Applicants' Representations</u>:

1. The Company, a Maryland corporation, is an externally managed, non-

diversified, closed-end management investment company that has elected to be regulated

as a business development company ("BDC") under the Act.[1] Shares of the Company's

common stock are traded on The NASDAQ Global Select market.

2. The Company's business and affairs are managed under the direction of a nine

member board of directors ("Board"), of whom five are not considered interested persons

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[1] Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in sections 55(a)(1) through 55(a)(3) of the Act, makes available significant managerial assistance with respect to the issuers of such securities, and has elected to be subject to the provisions of sections 55 through 65 of the Act.

of the Company within the meaning of section 2(a)(19) of the Act (the "Independent

Directors"). The Board has delegated daily management and investment authority to

ACM pursuant to an investment advisory and management agreement between ACM and

the Company. ACM, a Delaware limited liability company, is an investment adviser

registered under the Advisers Act.

    3. The Company's investment objective is to generate both current income and

capital appreciation through debt and equity investments. The Company invests

primarily in U.S. middle market companies, where it believes the supply of primary

capital is limited and investment opportunities are most attractive. The Company invests

primarily in first and second lien senior loans and mezzanine debt, which in some cases

includes an equity component like warrants.

    4. Ivy Hill, a Delaware limited partnership, manages the investment and, if

applicable, reinvestment of the assets of a number of private investment funds and also

serves as sub-adviser or sub-manager to certain other private investment funds, whose

investment advisers are not ACM or affiliates thereof (collectively, "Funds").[2] Ares

Operations LLC (the "Administrator") provides both the Company and Ivy Hill with

administrative services. Both ACM and the Administrator are wholly-owned direct

subsidiaries of Ares Management LLC.

    5. The Company directly or indirectly owns 100% of Ivy Hill's voting and

equity interests. Ivy Hill Asset Management GP, LLC ("Ivy Hill GP") is the general

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[2] Each of the Funds relies on section 3(c)(7) for an exclusion from the definition of investment company under the Act.

partner of Ivy Hill and the Company is the sole member of Ivy Hill GP.[3] The Company

will only rely on the Order with respect to its investment in Ivy Hill.

6. ACM maintains an investment committee for management of the Company,

and Ivy Hill maintains two investment committees with responsibility for the

management of designated Funds. On each of Ivy Hill's investment committees there are

three members that also sit on ACM's investment committee. There is no overlap of

employees between ACM and Ivy Hill.

7. Applicants state that while both the Company and the Funds share the same

overall investment objective of investing in middle-market companies, each uses a

different strategy to implement this objective. Specifically, the Company focuses on

structuring, originating and leading investments directly with issuers while the Funds

generally focus on acquiring middle-market investments through secondary market

purchases where the investment has been structured, originated and led by a third party.

Applicants further state that in some cases, the Company and a Fund may acquire the

same instruments from an issuer or other third party. The Company and the Funds may

also enter into transactions such as purchases and sales of assets.[4] There may also be

situations in which the Company and one or more Funds might invest in different

instruments issued by the same issuer, such as where a Fund has purchased first lien debt

and the Company invests in second lien or mezzanine debt. The Administrator's legal

and compliance team monitors the portfolios and potential investments of both the

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[3] Ivy Hill GP has no other business other than serving as the general partner of Ivy Hill and will not have any other business so long as Applicants rely on the Order.

[4] Applicants note that each of the Funds that would participate in such transactions has a mechanism for reviewing certain affiliate transactions, generally consisting of the approval of an individual otherwise unaffiliated with Ivy Hill and the Company who is engaged by the Fund for the purpose of reviewing such affiliate transactions.

Company and the Funds for potential conflicts of interest. Procedures are, where

appropriate, implemented to restrict communications between Ivy Hill's and ACM's

investment professionals so that those investment professionals are not conflicted when

making decisions regarding such investments that are in the best interests of their

respective clients.[5]

8. In addition to managing the Funds, from time to time, Ivy Hill invests in debt

and/or equity securities issued by certain of the Funds and the Company has also

invested, and may in the future invest, in securities issued by one or more of the Funds.

Furthermore, entities managed by affiliates of ACM, including entities managed by Ares

Management LLC, have invested, and such entities and/or entities managed by affiliates

of ACM may in the future invest, in securities issued by one or more of the Funds.

9. Ivy Hill currently relies on the exemption set forth in section 203(b)(3) of the

Advisers Act, which provides generally that an investment adviser with fewer than 15

clients is not required to register with the Commission. However, the Dodd-Frank Wall

Street Reform and Consumer Protection Act[6] eliminated this exemption, and based on the

amount of its committed capital under management, Ivy Hill will be required to register

with the Commission as an investment adviser.

10. Applicants believe it would cause economic harm to the Company and, thus,

the Company's shareholders, for the Company to prematurely be forced to divest its

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[5] While there is no formal agreement regarding the sharing of non-public information
("Information Sharing") between ACM, on the one hand, and Ivy Hill, on the other, applicants
believe that most opportunities for Information Sharing are beneficial to the Company and the
Funds. The Administrator's legal and compliance department monitors Information Sharing and
has implemented controls to ensure that information is not shared where it would be
inappropriate. There is no compensation involved in the information sharing process.

[6] Private Fund Investment Advisers Registration Act of 2010, Title IV of the Dodd-Frank Wall
Street Reform and Consumer Protection Act, Pub. L. No. 111-203, 124 Stat. 1376 (2010).

investment in Ivy Hill prior to Ivy Hill achieving its maximum potential value, which,

absent the relief requested, the Company believes that it would be required to do.

Applicants' Legal Analysis:

1. Section 12(d)(3) of the Act makes it unlawful for any registered investment

company, and any company controlled by a registered investment company, to purchase

or otherwise acquire any security issued by or any other interest in certain securities-

related businesses, including the business of any person who is an investment adviser

registered under the Advisers Act, unless (a) such person is a corporation all the

outstanding securities of which are owned by one or more registered investment

companies; and (b) such person is primarily engaged in the business of underwriting and

distributing securities issued by other persons, selling securities issued by other persons,

selling securities to customers, or any one or more of such or related activities, and the

gross income of such person normally is derived principally from such business or related

activities. Section 60 of the Act states that section 12 applies to a BDC to the same

extent as if it were a registered closed-end investment company. Applicants state that Ivy

Hill will not be primarily engaged in the business of underwriting and distributing

securities issued by other persons.[7]

2. Section 6(c) of the Act provides that the Commission may conditionally or

unconditionally exempt any person, security or transaction from any provision of the Act

or any rule thereunder, if and to the extent that such exemption is necessary or

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[7] Rule 12d3-1 under the Act provides certain limited relief from the restrictions of section 12(d)(3). Since the Company expects that a significant portion of Ivy Hill's gross revenues will be derived from "securities related activities" as defined in rule 12d3-1, and since the Company will own no less than 50% of the outstanding equity securities of Ivy Hill, the requirements of rule 12d3-1 would not be satisfied.

appropriate in the public interest and consistent with the protection of investors and the

purposes fairly intended by the policy and provisions of the Act.

3.   Applicants request an order pursuant to section 6(c) of the Act granting an

exemption from the provisions of section 12(d)(3) of the Act to the extent necessary to

permit the Company to (a) continue to own (directly or indirectly) up to 100% of the

outstanding equity interests of Ivy Hill and (b) make additional investments in Ivy Hill, in

each case, following such time as Ivy Hill is required to become an investment adviser

registered under the Advisers Act.

4.   Applicants state that section 12(d)(3) was intended to safeguard investment

companies from (a) entrepreneurial risks of securities related businesses, and (b) conflicts

of interest and reciprocal practices between investment companies and securities related

businesses.

5.   Applicants submit that its investment in Ivy Hill does not raise the same type

of entrepreneurial risks that may have concerned Congress in enacting section 12(d)(3).

Applicants note that the ownership structure of most securities related businesses has

changed since the time of enactment of the Act from privately held general partnerships,

which exposed an investment company to the unlimited liability of a general partner, to

structures characterized by limited liability. Applicants point out that the Company's

shareholders are not exposed to the risk of unlimited liability associated with an interest

in Ivy Hill because Ivy Hill GP, through which the Company holds its equity investment

in Ivy Hill, is structured as a limited liability company. Therefore, if Ivy Hill were to

experience a total loss of capital, the Company would lose only the capital invested in Ivy

Hill (and in Ivy Hill GP), but would be protected from any additional monetary or legal liability.

6. Applicants also submit that the continued ownership of, and making additional investments in, Ivy Hill will not present potential conflicts of interest and reciprocal practices. The Company owns 100% of the voting and equity interests in Ivy Hill and, if the requested relief is granted, will maintain at least a majority ownership of the voting and equity interests in Ivy Hill in order to continue to exercise oversight for the strategic direction of Ivy Hill, including the power to control the policies that affect the Company and to protect the Company from potential conflicts of interest and reciprocal practices. Ivy Hill, moreover, will not serve as an investment adviser to the Company or otherwise be in a position to exercise influence over the Company. As a result, Applicants believe that ultimately the interests of the two companies are generally aligned and that the likelihood of conflicts arising between them is low.[8]

7. In certain limited circumstances, Information Sharing and certain downstream affiliate transactions may raise the potential for conflicts of interests. Applicants acknowledge that section 57(a) makes it unlawful for certain persons acting as principal to purchase property from, or sell property to, a BDC or any company controlled by such BDC, or enter into certain joint transactions with the BDC or a company controlled by such BDC. Applicants further acknowledge that the sharing of Covered Information (defined in condition 3) by Ivy Hill and persons controlled by Ivy Hill (collectively,

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[8] Applicants state that they will adopt and implement policies and procedures reasonably designed to ensure compliance with the conditions of the Order. Applicants further note that at such time as Ivy Hill is required to register as an investment adviser under the Advisers Act, it will maintain formal policies and procedures related to its operations, including appointing a chief compliance officer, which are designed to ensure that management of Ivy Hill is conducted in the best interests of the Funds, as well as the Company (as the indirect equity owner of Ivy Hill) and the shareholders of the Company.

"Information Providers") with ACM or persons affiliated with ACM (other than the Company and persons controlled by the Company and other than as necessary to be provided to ACM and the Administrator to provide advisory and administrative services to the Company and Ivy Hill) could be deemed by the Commission to be prohibited under section 57(a) or rule 17d-1. Applicants agree to comply with condition 3 and are not seeking any relief from those provisions in the application.

8. Principal or side-by-side transactions involving the Company or Ivy Hill or any entity controlled by Ivy Hill, on the one hand, and any Fund, on the other hand, would not trigger the application of section 57(a) because the participating Funds are "downstream" affiliates of the Company and rule 57b-1 would apply. In some transactions, however, entities managed by certain persons associated with ACM, who are not "downstream" affiliates of the Company, may be invested in the Fund that participates in the transaction. Because such persons would have an interest in such transaction, even if an indirect one, ACM or the Administrator might face a conflict of interest when evaluating such transaction between the Company and the Fund. Accordingly, under condition 4, a majority of the Independent Directors who have no financial interest in such transaction will approve any transaction involving the Company, Ivy Hill or any entity controlled by Ivy Hill other than the Funds, on the one hand, and any Fund in which ACM, any person affiliated with ACM (other than the Company or any entity controlled by the Company), any of their clients, or the Administrator, is invested, on the other hand, where such transaction would violate section 57(a) but for rule 57b-1.

9. Applicants submit that their request is necessary and appropriate in the public interest and consistent with the protection of investors. Applicants assert that to continue its ownership of, and ability to make additional investments in, Ivy Hill, its portfolio company, does not present the concerns that section 12(d)(3) was intended to safeguard against and that the exemption would otherwise be consistent with the purposes fairly intended by the policy and provisions of the Act. Applicants believe that the Company's ownership of and continued investment in Ivy Hill will permit the Company to continue to realize the increase in value of Ivy Hill, in which it has invested considerable resources. Moreover, if the requested relief is not granted, and Ivy Hill is required to become a registered adviser, the Company will be forced to dispose of its interests in Ivy Hill, thus causing economic harm to the Company and its shareholders by preventing the Company from preserving the value of its existing investment in Ivy Hill and losing the value of expected continued growth and development potential of Ivy Hill and by potentially incurring a loss on its investment in Ivy Hill in connection with such sale.

10. For the foregoing reasons, applicants believe that permitting the Company to continue to own, and make further investments in, Ivy Hill is in the best interests of the Company and its shareholders and that the standards set forth in section 6(c) have been met.

Applicants' Conditions:

Applicants agree that the order granting the requested relief will be subject to the following conditions:

1. The Company will not dispose of the voting or equity interests of Ivy Hill if, as a result, the Company would own, directly or indirectly, less than 50 percent of the

outstanding voting and equity interests of Ivy Hill unless the Company disposes of all of its interests in Ivy Hill.

2. The Board will review at least annually the investment management business of the Company and Ivy Hill (including a review of transactions between the Company and any company controlled by the Company, on the one hand, and Ivy Hill and any company controlled by Ivy Hill, on the other hand) in order to determine whether the benefits derived by the Company warrant the continuation of the ownership by the Company of Ivy Hill and, if appropriate, will approve (by at least a majority of the Independent Directors) at least annually, such continuation.

3. Except to the extent permitted pursuant to exemptive relief from the Commission, neither Ivy Hill (including members of its investment committee with respect to Covered Information (as defined below) received in their capacities as such) nor any persons controlled by Ivy Hill ("Information Providers") will directly or indirectly provide Covered Information to ACM or any person affiliated with ACM (other than the Company and persons controlled by the Company and as necessary to be provided to ACM and the Administrator to provide advisory and administrative services to the Company and Ivy Hill).

Covered Information means all information except information that:

(i)   Is generally available to the public;

(ii)   Is of the nature that Information Providers share with unaffiliated market participants at no cost and is not proprietary to the Information Providers;

(iii) Information Providers have obtained from unaffiliated third parties, including but not limited to general market opinions and analyses, analyst reports and diligence reports, and that such third parties generally make available to others, including market participants in the ordinary course, at no cost; or

(iv)   Information Providers have obtained from, or are providing on behalf of, borrowers or potential borrowers or their advisors, and that such borrowers or advisors generally make available to unaffiliated market participants at no cost upon request.

4. None of the Company, Ivy Hill or any entity controlled by Ivy Hill, will enter into any Covered Transaction, as defined below, unless a majority of the Independent Directors who have no financial interest in such Covered Transaction has approved it.   A "Covered Transaction" is any transaction involving the Company, Ivy Hill or any entity controlled by Ivy Hill other than the Funds, on the one hand, and any Fund in which ACM, any person affiliated with ACM (other than the Company or any entity controlled by the Company), any of their clients, or the Administrator, is invested, on the other hand, where such transaction would violate section 57(a) of the Act but for rule 57b-1 under the Act.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary